March 1, 2004



John Hancock Investment Trust
101 Huntington Avenue
Boston, MA 02199

RE:               John Hancock Investment Trust (the "Trust") on behalf of:
                    John Hancock Balanced Fund
                    John Hancock Fundamental Value Fund
                    John Hancock Large Cap Equity Fund
                    John Hancock Sovereign Investors Fund
                    John Hancock Strategic Growth Fund (the "Funds")
                  File Nos. 2-10156; 811-0560 (0000022370)
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Ladies and Gentlemen:

In connection with the filing of Post Effective Amendment No. 27 under the Securities Act of 1933, as amended, and Amendment No. 27 under the Investment Company Act of 1940, as amended, for John Hancock Investment Trust it is the opinion of the undersigned that the Trust's shares when sold will be legally issued, fully paid and nonassessable.

In connection with this opinion it should be noted that the Trust is an entity of the type generally known as a "Massachusetts business trust." The Trust has been duly organized and is validly existing under the laws of the Commonwealth of Massachusetts. Under Massachusetts law, shareholders of a Massachusetts business trust may be held personally liable for the obligations of the Trust. However, the Trust's Declaration of Trust disclaims shareholder liability for obligations of the Trust and indemnifies the shareholders of a Fund, with this indemnification to be paid solely out of the assets of that Fund. Therefore, the shareholder's risk is limited to circumstances in which the assets of a Fund are insufficient to meet the obligations asserted against that Fund's assets.


                                   Sincerely,


                                   /s/Brian E. Langenfeld
                                   ----------------------
                                   Brian E. Langenfeld
                                   Assistant Secretary